Mr. Jerry Moyes, Chairman
Central Freight Lines
Phoenix, Arizona

Re:  Central Freight Board of Directors

Dear Jerry:

Earlier this month at their annual meeting in Washington D.C, I was elected to the Board of Directors of the National Cotton Council and appointed to serve on its Executive committee. Additionally, I was elected to the Board of Directors of Cotton Council International. These positions, in addition to my current role as President of the American Cotton Shippers Association are fundamental to the success of my cotton merchandising business and will require my full time and attention.

As a result of these developments, I am notifying you that I will not stand for re-election of Central Freight's Board of Directors. I do this reluctantly because I have found the position challenging and have enjoyed working with the other Directors whom I feel have done an admirable job. Central Freight's current situation demands the full attention of each of its directors and I believe I would be unable to provide that attention with my added responsibilities.

Very truly yours,

/s/ Bill Winburne
Bill Winburne